Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

Email: ir@lorusthera.com

susana@mcipr.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS ANNOUNCES THAT DR. JIM A. WRIGHT WILL STEP DOWN AS PRESIDENT AND CHIEF EXECUTIVE OFFICER

TORONTO, CANADA – September 19, 2006 – The board of directors of Lorus Therapeutics Inc. (“Lorus”) a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, announces that Dr. Jim A. Wright will step down as the President and Chief Executive Officer of the Company on September 21, 2006.

Dr. Wright joined the senior management of Lorus in October, 1999, following the merger of Lorus with GeneSense Technologies, a biotechnology company that he co-founded and served as its Chairman of the Board, and President and Chief Scientific Officer. Over the last seven years, Dr. Wright has guided the growth of Lorus from a preclinical research company to an advanced clinical development Company with two recently completed clinical trials, and seven others presently underway. During this time, Lorus has developed a strong diverse pipeline of anticancer products in various stages of development that include antisense, siRNA, immunotherapy, small molecule and tumor suppressor technologies.

Graham Strachan, Chair of the board of directors indicated that, “The Board of Directors wishes to acknowledge and thank Dr. Wright for the very significant contribution that he has made to Lorus’ growth and evolution, and also his dedication to the Company and its goals over the years. It is pleased that Dr. Wright has agreed to continue his association with Lorus as a director and will also be available as a special advisor to his successor.”

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has products in human clinical trials with a pipeline of seven clinical trials in Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.

2